OPEN ENERGY CORPORATION

July 19, 2006

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Ms. Mellissa Campbell Duru
Mr. H. Roger Schwall

Re:	Open Energy Corporation
Registration Statement on Form SB-2 (File No.333-134093)
Filed May 12, 2006
Request for Withdrawal of Registration Statement on Form SB-2

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act"), Open Energy Corporation ("Open Energy") hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-134093), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was initially filed with the Commission on May 12, 2006.

The Registration Statement covers the resale, from time to time, of the shares of Open Energy issuable upon exercise of certain warrants and conversion of certain convertible debentures, together with the shares of Open Energy held by certain directors, executive and employees. In accordance with discussions between the commission’s staff and Open Energy, the withdrawal is necessitated as the warrants and convertible debentures described in the Registration Statement are being materially modified.

Open Energy intends to amend the Registration Statement and promptly re-file the Form SB-2 with the Commission.

July 19, 2006

This letter of request for withdrawal will also confirm that the Registration Statement was not declared effective by the Commission and no securities were sold in connection with the Registration Statement.

Open Energy hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Open Energy also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Open Energy's account for future use.

Please fax a copy of the order to Open Energy’s office to the attention of undersigned at (858) 794-8811.

If you have any questions or comments relating to this request for withdrawal, please contact Roger Glenn, Esq. at (212) 398-2753 or Akiyo Fujii, Esq. at (617) 239-0699 of Edwards Angell Palmer & Dodge LLP.

Very truly yours,

/s/ David Saltman

David Saltman

President and Chief Executive Officer

cc:	D. Roger Glenn, Esq.
Akiyo Fujii, Esq.